Exhibit 99.3

SGS INTERNATIONAL, INC.

LETTER TO HOLDERS

To Holders of 12% Senior Subordinated Notes Due 2013:

SGS International, Inc. (the “Company”) is offering upon and subject to the conditions set forth in the Prospectus, dated ________, 2008 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) each $1,000 principal amount of its newly issued 12% Senior Subordinated Notes Due 2013 that have been registered under the Securities Act of 1933, as amended (the “New Notes”), for each $1,000 principal amount of its outstanding unregistered 12% Senior Subordinated Notes Due 2013 (the “Old Notes”), of which $25,000,000 principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated as of December 30, 2005, by and among the Company, certain of its subsidiaries as guarantors, and UBS Securities LLC and Lehman Brothers, Inc.

Briefly, you may either:

a. Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b. Retain your Old Notes.

All tendered Old Notes must be received on or prior to ________, 2008 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Old Notes and the Letter of Transmittal, please call Wells Fargo Bank, N.A. at (800) 344-5128 or write Wells Fargo Bank, N.A., Corporate Trust Operations, MAC N9303-121, 6th & Marquette Avenue, Minneapolis, MN 55479.